January 31, 2007

VIA HAND DELIVERY AND EDGAR

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Quadra Realty Trust, Inc. Form S-11

Registration No. 333-138591

Dear Ms. Garnett:

On behalf of Quadra Realty Trust, Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) (as amended, the “Registration Statement”), initially filed with the Commission on November 9, 2006 and amended on the date hereof, relating to the initial public offering of shares of common stock, par value $0.001 per share, by the Company. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated January 3, 2006 (the “Comment Letter”).

Each of the numbered comments below restates the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 2 to the Registration Statement, as filed with the Commission on the date hereof.

General

1.	We have referred your response to prior comment 3 to the Division of Investment Management. We may have further comments.

The disclosure on pages 21, 22, 74 and 75 has been revised in response to oral comments received from the Division of Investment Management.

Initial Asset Contribution, page 8

2.	Please revise the ninth column of the table to read “Estimated Fair Market Value.”

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

The ninth column of the table on page 9 has been revised in response to the Staff’s comment.

3.	Please revise footnote 3 to disclose why you believe 9% is an appropriate discount rate.

Additional information has been added to footnote 3 to the table on page 9 in response to the Staff’s comment.

4.	Please revise footnote 5 to disclose the applicable interest rate or range of rates that will apply once the conditions are satisfied.

Additional disclosure has been added to footnote 9 to the table on page 9 in response to the Staff’s comment.

5.	We have read and reviewed your response to comment 9. Please tell us your basis in GAAP for recording a portion of the assets received at cost and a portion at fair value. It appears that you are relying upon SAB 48. If so, tell us the percentage of stock that the manager will own subsequent to the transfer of the assets. In addition, in your example you pay $280 million in cash and stock and you record the assets at $276 million. Please tell us how you are going to record the difference of $4 million.

When applying GAAP to the portfolio of initial assets described in the prospectus (the “Initial Assets”), the Company believes that the guidance in SAB 103, Topic 5(g) is applicable. SAB 103, Topic (g), states the following:

“Facts: Nonmonetary assets are exchanged by promoters or shareholders for all or part of a company’s common stock just prior to or contemporaneously with a first-time public offering.

Question: Since paragraph 4 of APB Opinion 29 states that Opinion 29 is not applicable to transactions involving the acquisition of nonmonetary assets or services on issuance of the capital stock of an enterprise, what value should be ascribed to the acquired assets by the company?

Interpretive Response: The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.

The staff will not always require that predecessor cost be used to value nonmonetary assets received from an enterprise’s promoters or shareholders. However, deviations from this policy have been rare applying generally to situations where the fair value

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

of either the stock issued or assets acquired is objectively measurable and the transferor’s stock ownership following the transaction was not so significant that the transferor had retained a substantial indirect interest in the assets as a result of stock ownership in the company.”

As stated above, SAB 103, Topic (g) is applicable to receipt of nonmonetary assets in exchange for common stock just prior to or contemporaneously with a first-time public offering. The Company will receive the Initial Assets, contemporaneously with this offering, in exchange for a combination of common stock of the Company and cash. Accordingly, on an asset by asset basis, SAB 103, Topic (g) will be applicable with respect to the stock component of the acquisition of the Initial Assets and, as a result, the percentage of each Initial Asset acquired with common stock will be determined based on historical cost basis of such asset, with the remainder based on the cash paid.

As part of the Company’s initial public offering, Hypo Real Estate Capital Corporation (the “Manager”) will contribute the Initial Assets to the Company in exchange for 8,330,000 of the Company’s common stock (representing 51.8% of the purchase price of the Initial Assets based on the mid-point of the price range) and cash of $124.2 million (representing 48.2% of the purchase price of the Initial Assets). In our letter to you dated December 15, 2006, we included a hypothetical example in response #9 that at the closing of the Company’s initial public offering, the Company will pay a total of $280 million in cash and common stock to the Manager in exchange for the Initial Assets and record the Initial Assets at $276 million. The difference of $4 million will be reflected as a reduction (debit) to the Company’s equity as of the contribution date. Based on the Initial Assets to be acquired, the total acquisition price is estimated at $257.5 million and the historical cost basis of the Initial Assets is $254.3 million. The Initial Assets will be recorded at a value of $255.8 million. The difference between the total acquisition cost and historical cost of $1.7 million will be reflected as a reduction (debit) to the Company’s equity as of the contribution date.

6.	Please tell us whether you expect the book value of the transferred assets to approximate the fair value. If not, please explain.

The Company believes the fair value of assets acquired by the Manager in the secondary market and contributed to the Company will be equal to the book value of such assets. As the Manager acquired these assets as a third party purchaser from independent third party sellers, the Company believes that the purchase price reflects fair market value.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

The fair value of assets which were directly originated by the Manager will most likely exceed the book value of such assets. As described in footnote 3 to the table on page 9 of the Prospectus describing the Initial Assets, the Company quantified the premium value of each such asset (or the difference between the fair value of such asset and the book value of such asset) by comparing the economic terms under which the Company will own such asset (i.e., the origination fee and the interest rate which the Company will receive with respect to such asset) as compared to the economic terms that syndicate members other than the Manager, which will receive the same economic terms as the Company, will receive on such asset. The Company believes that the terms under which a particular asset was syndicated to the market represent the price which an independent third party buyer would pay an independent third party seller and therefore represents fair value.

The total premium attributed to the Initial Assets represents a 1.26% of the book value of the Initial Assets, which the Company does not believe is material.

Operating and Regulatory Structure, page 11

7.	We reissue comment 15. Please disclose that counsel will issue an opinion regarding your status as a REIT, consistent with your disclosure on page 106.

The statement on page 12 has been clarified in response to the Staff’s comment by adding disclosure identical to that which appears on page 115.

Interest Rate Risk, page 49

8.	We note your response to comment 25. Please revise to clarify the meaning of the term “advance rate.”

The statement on page 52 has been clarified in response to the Staff’s comment by changing the language from “provides a higher overall advance rate” to “provides greater total proceeds.”

For the supplemental information of the Staff, the term “advance rate” refers to the expected net cash proceeds which the Company will generate by entering into a CDO transaction. Generally, the Company expects that a CDO will provide greater overall proceeds on a portfolio of assets than the sum of the individual amounts which the Company can expect to receive on individual assets financed under a short term financing vehicle such as a warehouse facility or repurchase agreement.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

Part II. Information Not Required in Prospectus

Tax Opinion

9.	The limitation on reliance in the last paragraph of the tax opinion is not appropriate because investors in the offering must be able to rely on the opinion. Please provide a revised tax opinion that removes this limitation on reliance.

In response to the Staff’s comment, the limitation on reliance in the last paragraph of the tax opinion has been removed. We are filing this revised opinion as Exhibit 8.1 to Amendment No. 2.

* * * *

Any questions or comments relating to the foregoing or the enclosed materials should be directed to me at (212) 735-3868, David Goldschmidt at (212) 735-3574 or Debra Post at (212) 735-7803.

Very truly yours,

/s/ Bethany Haynes

cc:	Michael McTiernan, Esq.,

Division of Corporation Finance

Securities and Exchange Commission

Evan F. Denner

President and Chief Executive Officer

Quadra Realty Trust, Inc.

Steven M. Sherwyn

Chief Financial Officer

Quadra Realty Trust, Inc.

Larry Medvinsky

Clifford Chance US LLP

David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

Debra Post

Skadden, Arps, Slate, Meagher & Flom LLP